SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            DIGITAL POWER CORPORATION
                            -------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         -----------------------------
                         (Title of Class of Securities)

                                   253862 10 6
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                              Telkoor Telecom Ltd.
               David Amitai, President and Chief Executive Officer
                           Ben-Zion Diamant, Chairman
                             5 Giborey Israel Street
                           I.Z. South Natania, Israel
                                 (972)-9-8632333
       -------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)


                                    Copy to:

                                Gene Kleinhendler
                               Nitzan Hirsch-Falk
               Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
           One Azrieli Center, Circular Tower, Tel-Aviv, 67021 Israel
                             Tel: (972)-3- 607-4444
                             Fax: (972)-3- 607-4422

                                September 6, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing the schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  253862 10 6
--------------------------------------------------------------------------------
1. Names of Reporting Persons [or any subsidiary thereof]:  Telkoor Telecom Ltd.

I.R.S. Identification Nos. of above persons (entities only).  Not Applicable
--------------------------------------------------------------------------------
2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
--------------------------------------------------------------------------------
3.SEC Use Only
--------------------------------------------------------------------------------
4.Source of Funds (See Instructions):WC
--------------------------------------------------------------------------------
5.Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or
  2(e)
--------------------------------------------------------------------------------
6.Citizenship or Place of Organization:       Israel
--------------------------------------------------------------------------------
Number of Shares          7. Sole Voting Power:         3,150,000 Shares*
Beneficially Owned by    -------------------------------------------------------
Each Reporting Person     8. Shared Voting Power:
With                     -------------------------------------------------------
                          9. Sole Dispositive Power:    3,150,000 Shares*
                         -------------------------------------------------------
                         10. Shared Dispositive Power:

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                        3,150,000 Shares*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)       49.1%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):               CO
--------------------------------------------------------------------------------
* Represents 1,250,000 shares of common stock and warrants to purchase up to 1,900,000 shares of common stock.

CUSIP No.  253862 10 6


--------------------------------------------------------------------------------
1. Names of Reporting Persons [or any subsidiary thereof]:     David Amitai

I.R.S. Identification Nos. of above persons (entities only).  Not Applicable
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions):AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
   or 2(e)
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization:       Israel
--------------------------------------------------------------------------------
Number of Shares          7. Sole Voting Power:
Beneficially Owned by
Each Reporting Person    -------------------------------------------------------
With                      8. Shared Voting Power:           3,150,000 Shares*
                         -------------------------------------------------------
                          9. Sole Dispositive Power:
                         -------------------------------------------------------
                         10. Shared Dispositive Power:      3,150,000 Shares*
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:                                                3,150,000 Shares*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)          49.1%
--------------------------------------------------------------------------------
14.......Type of Reporting Person (See Instructions):             IN
--------------------------------------------------------------------------------

* Represents 1,250,000 shares of common stock and warrants to purchase up to 1,900,000 shares of common stock.

CUSIP No.  253862 10 6

--------------------------------------------------------------------------------
1. Names of Reporting Persons [or any subsidiary thereof]:     Ben-Zion Diamant

I.R.S. Identification Nos. of above persons (entities only).  Not Applicable
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions):AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
   or 2(e)
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization:       Israel
--------------------------------------------------------------------------------
Number of Shares          7. Sole Voting Power:
Beneficially Owned by
Each Reporting Person    -------------------------------------------------------
With                      8. Shared Voting Power:           3,150,000 Shares*
                         -------------------------------------------------------
                          9. Sole Dispositive Power:
                         -------------------------------------------------------
                         10. Shared Dispositive Power:      3,150,000 Shares*
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:                                                3,150,000 Shares*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)          49.1%
--------------------------------------------------------------------------------
14.......Type of Reporting Person (See Instructions):             IN
--------------------------------------------------------------------------------

* Represents 1,250,000 shares of common stock and warrants to purchase up to 1,900,000 shares of common stock.

Item 1. Security and Issuer

     This statement relates to common stock, no par value, of Digital Power Corporation, a California corporation ("DPC"). The principal executive offices of DPC is 41920 Christy Street, Fremont, California 94538.

Item 2. Identity and Background

     (a) This statement is being filed by Telkoor Telecom Ltd., a limited liability corporation formed under the laws of Israel ("Telkoor") or any subsidiary thereof and Mr. David Amitai and Mr. Diamant ("Reporting Persons"). Telkoor is primarily engaged in the development marketing and sale of power supplies and power systems for the telecommunication equipment industry. Telkoor's products are targeted to both the private-commercial market and to military applications market. Telkoor shares are listed for trading in the Tel Aviv Stock Exchange. Mr. Amitai owns 33.99% of the shares and Mr. Diamant owns 34.03% of the shares of Telkoor on a fully diluted basis.

     (b) The business address for each of the Reporting Persons is 5 Giborey Israel Street, I.Z. South Natania, Israel.

     (c) Mr. Amitai is Chief Executive Officer and President and Mr. Diamant is Chairman of the Board of Telkoor. In addition, Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of Telkoor. The filing of this statement on Schedule 13D shall not be construed as an admission that any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

     (d)-(e) During the past five years, none of the Reporting Persons or, to their knowledge, any person listed on Schedule I hereto, has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

     (f) Telkoor is incorporated in Israel, and Mr. Amitai and Mr. Diamant are Israeli citizens.

Item 3 Source and Amount of Funds or Other Consideration

     Under the terms of a Securities Purchase Agreement dated September 6, 2001, between Telkoor and DPC, Telkoor purchased from DPC the following securities:
(a) 1,250,000 shares of common stock for $1,250,000; (b) warrants to purchase 900,000 shares of common stock at $1.25 per share; and (c) warrants to purchase 1,000,000 shares of common stock at $1.50 per share (collectively, the "Securities").

     The source of funds for the purchase of the Securities is from working capital of Telkoor.

Item 4. Purpose of Transaction

     The transaction described in Items 3 and 5 occurred as a result of negotiations between DPC and Telkoor. The Reporting Persons are acquiring the Securities described in Item 5 for investment purposes and to acquire a strategic interest and control in DPC. Depending on market conditions, the Reporting Persons may increase or decrease their beneficial ownership of the shares of common stock of DPC.

     In addition, pursuant to the Securities Purchase Agreement, Telkoor shall negotiate in good faith with DPC regarding the exclusive marketing rights in North America of the CompactPCI products line of Telkoor. Telkoor may transfer to DPC, subject to all required legal and corporate approvals, certain assets of Telkoor against issuance of shares of common stock of DPC at their market value.

Item 5. Interest in Securities of the Issuer

     Telkoor and DPC have entered into a Securities Purchase Agreement dated as of September 6, 2001, pursuant to which Telkoor has agreed to acquire the following securities of DPC:

     (i) 1,250,000 shares of DPC common stock at an aggregate purchase price of $1,250,000;

     (ii) warrants to purchase 900,000 shares of DPC common stock, exercisable at a price of US$1.25 per share at any time until sixty (60) calendar days after DPC files its Form 10-KSB for the year ended December 31, 2002, with the Securities and Exchange Commission.

    (iii) warrants  to   purchase   1,000,000   shares  of  DPC  common   stock,
          exercisable at a price of US$1.50 per share at any time until December 31, 2003.

     Based on the number of DPC shares of common stock outstanding as at September 6, 2001, and upon completion of the transaction and assuming the exercise of all warrants held by Telkoor, Telkoor would beneficially own 3,150,000 shares of DPC common stock representing an approximate 49.1% interest in DPC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to the Securities Purchase Agreement, DPC will file a registration statement with the Securities and Exchange Commission with respect to all of the shares of Common Stock held by or issuable to Telkoor Telecom in connection with the transactions contemplated by the Securities Purchase Agreement.

     DPC also agreed, pursuant to the Securities Purchase Agreement, that upon the closing of the transaction, Telkoor shall have the right to select at least a majority of the directors of DPC.

     Amounts payable by DPC to Telkoor under the indemnification provisions of the Securities Purchase Agreement, if any, shall be paid either in cash or by issuance of DPC common stock, at Telkoor's option.

Item 7. Material to Be Filed as Exhibits

     The following exhibits are filed herewith:

     1. Securities Purchase Agreement

     2. Warrant To Purchase 900,000 Shares of Common Stock

     3. Warrant To Purchase 1,000,000 Shares of Common Stock


                                    Signature

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2001            Telkoor Telecom Ltd.

                                 BY: /s/ DAVID AMITAI
                                         ---------------------------------
                                         David Amitai, President


                                     /s/ BEN- ZION DIAMANT
                                         ---------------------------------
                                         Ben- Zion Diamant

                                     /s/ DAVID AMITAI
                                         ---------------------------------
                                         David Amitai

                         INDEX OF SCHEDULES AND EXHIBITS



No.              Description
----------       --------------------------------------------------------

Schedule I       Directors and Executive Officers of Telkoor Telecom Ltd.

Exhibit A        Securities Purchase Agreement

Exhibit B        Form of 900,000 Warrants

Exhibit C        Form of 1,000,000 Warrants

                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF TELKOOR TELECOM LTD.




       Name and Business Address       Citizenship         Position and Occupation
------------------------------------- --------------- --------------------------------------

Ben-Zion Diamant                         Israel                  Chairman
5 Giborey Israel Street
I.Z. South Natania, Israel
------------------------------------- --------------- --------------------------------------
David Amitai                             Israel                  Chief Executive Officer, President
5 Giborey Israel Street                                          and Director
I.Z. South Natania, Israel
------------------------------------- --------------- --------------------------------------
Uri Friedlander                          Israel                  Chief Financial Officer
5 Giborey Israel Street
I.Z. South Natania, Israel
------------------------------------- --------------- --------------------------------------
Joseph Ben Ami                           Israel                  V.P. Marketing
5 Giborey Israel Street
I.Z. South Natania, Israel
------------------------------------- --------------- --------------------------------------
Miriam Amitai                            Israel                  Director
5 Giborey Israel Street
I.Z. South Natania, Israel
------------------------------------- --------------- --------------------------------------
Izhak Amitai                             Israel                  Director
5 Giborey Israel Street
I.Z. South Natania, Israel
------------------------------------- --------------- --------------------------------------
Ilana Mena-Diamant5 Giborey Israel       Israel                  Director
Street
I.Z. South Natania, Israel
------------------------------------- --------------- --------------------------------------
Ilana Diamant                            Israel                  Director
5 Giborey Israel Street
I.Z. South Natania, Israel
------------------------------------- --------------- --------------------------------------
Yosef Ben-Basat                          Israel                  Director
5 Giborey Israel Street
I.Z. South Natania, Israel
------------------------------------- --------------- --------------------------------------
Josef Hecht                              Israel                  Director
5 Giborey Israel Street
I.Z. South Natania, Israel
------------------------------------- --------------- --------------------------------------
Dov Dekel                                Israel                  Director
5 Giborey Israel Street
I.Z. South Natania, Israel
------------------------------------- --------------- --------------------------------------
David Cohen                              Israel                  Director
5 Giborey Israel Street
I.Z. South Natania, Israel
------------------------------------- --------------- --------------------------------------



      A

                                    EXHIBIT A

                          SECURITIES PURCHASE AGREEMENT

                          SECURITIES PURCHASE AGREEMENT

     THIS SECURITIES PURCHASE AGREEMENT (the "Agreement") is made as of September 6, 2001 by and between Digital Power Corporation, a California corporation (the "Company") and Telkoor Telecom Ltd., a limited liability corporation formed under the laws of Israel, or any subsidiary thereof (the "Purchaser").

     WHEREAS, the Company desires to sell shares of its common stock, no par value and warrants to purchase shares of common stock to the Purchaser who is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D, or who is not a U.S. person as that term is defined under Regulation S, promulgated by the United States Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "Securities Act") upon the terms and conditions contained herein; and

     WHEREAS, the Purchaser desires to purchase shares of common stock and warrants to purchase shares of common stock of the Company upon the terms and subject to the conditions set forth herein.

     NOW THEREFORE, for and in consideration of the premises and the mutual representations, warranties, covenants, and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   PURCHASES

     1.1 Purchase of Common Stock and Warrants. Upon the terms and subject to the conditions set forth in this Agreement, the Purchaser hereby agrees to purchase from the Company, and the Company hereby agrees to issue and sell to the Purchaser, 1,250,000 shares of common stock of the Company (the "Common Stock") and (i) 900,000 warrants, each warrant granting the holder thereof the right to purchase one share of common stock for One Dollar and Twenty Five Cents ($1.25) per share; and (ii) 1,000,000 warrants, each warrant granting the holder thereof the right to purchase one share of common stock for One Dollar and Fifty Cents ($1.50) per share (the "Warrants"). The forms of Warrants are attached hereto and made a part hereof as Exhibit 1.1(i) and Exhibit 1.1(ii). Collectively, the Common Stock and Warrants are referred to as the Securities.

     1.2 Consideration. In consideration of the purchase in Section 1.1, the Purchaser hereby agrees to pay to the Company One Million Two Hundred Fifty Thousand Dollars ($1,250,000) (the "Consideration"). Reference to dollars in this Agreement shall mean United States dollars.

     1.3 Calculation of Net Tangible Assets. The Company shall provide the amount of its Net Tangible Assets in a Report to the Purchaser. For the purposes of this Section 1.3, the term "Net Tangible Assets" shall be calculated by subtracting total liabilities from total assets, net of reserves, of the Company, excluding any and all intangible assets and write-back of reserves which have been previously written off. "Report" shall mean, for purposes of this Section 1.3, the Company's financial statements for the two-month period ended August 31, 2001 prepared in accordance with United States GAAP. These financial statements shall be reviewed by the Company's independent accountants under the same procedure as if the Company was filing its periodic quarterly reports with the SEC. However, in no circumstance shall the independent accountant be required to issue a report.

     If the Purchaser disputes the Company's calculation of Net Tangible Assets and believes the Purchaser has the right to terminate the Agreement under
Section 8.1(a) by reason of Section 2.12 (q), the Purchaser shall deliver to the Company a written notice describing such objections within five (5) business days after receiving the Report. The parties to this Agreement will use their reasonable best efforts to engage in good faith negotiations to resolve any such objections promptly after receipt by the Company of such Notice.

     If a final resolution is not obtained promptly after the Company first receives the Notice, the Purchaser may submit the parties' disagreement to a "Big Five" accounting firm, excluding Arthur Andersen & Co. (the "Independent Third Party") for resolution. The Independent Third Party, upon review of the Report and consideration of the objection set forth in the Notice, shall resolve any such remaining objectives and revise the Report, determine the Tangible Net Assets (if any) and communicate the foregoing to the Company and the Purchaser in writing not later than fourteen (14) days following the submission of dispute to the Independent Third Party (unless both parties to this Agreement agree to provide the Independent Third Party with additional time to make its determination).

     The determinations of the Independent Third Party shall for all purposes be conclusive, final and non-appealable, shall not be subject to arbitration under
Section 10.2(b) or to any judicial review under any circumstances and shall be binding upon the Company and the Purchaser. The fees and expenses of the Independent Third Party incurred in the resolution of such objectives shall be incurred equally by the Company and the Purchaser.

     The Company shall provide the Independent Third Party full access to the books and records, any other information, including work papers of its accountants, and to any employees of the Company to the extent necessary for the preparation of all financial statements referred to therein.

     1.4 Wire Transfer  Instructions.  The Consideration provided for in Section
1.2 above will be delivered to the Company by the Purchaser via wire transfer upon written instruction to be delivered to the Purchaser by the Company.

     1.5 Closing Date. The Closing Date shall be ten (10) business days after the Company delivers the Report to the Purchaser.

     1.6 Advance Payment. Within twenty-four (24) hours of executing this Agreement, the Purchaser shall deliver to the Company One Hundred Fifty Thousand Dollars ($150,000) (the "Advance Payment") to be used only for the reduction of workforce at the Guadalajara, Mexico facility of the Company's subsidiary Poder Digital S.A. de C.V. On the Closing Date, the Advance Payment shall be applied to the Consideration in Section 1.2 without interest. If there is no closing and this Agreement is terminated, the Purchaser may, at its option, (i) convert all or part of the Advance Payment into shares of common stock of the Company at One Dollar ($1.00) per share, or (ii) require the Company to repay the Advance Payment without interest within five (5) business days of demand.

     1.7 Delivery of Shares of Common Stock on the Closing Date. On the Closing Date, the Company shall deliver, (i) against payment therefore, certificates representing the shares of Common Stock and the Warrants and (ii) all other documents required to be delivered on the Closing Date pursuant to this Agreement. The shares of Common Stock and Warrants will be duly authorized and issued to the Purchaser. The certificates evidencing the shares of Common Stock and Warrants as delivered to the Purchaser will be in due and proper legal form.

SECTION 2.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

     The Company represents and warrants to the Purchaser as of the date hereof and on the Closing Date as follows:

     2.1 Corporate Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California, with all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is qualified or licensed to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where its failure so to qualify to be licensed would not have a material adverse effect on the Company.

     2.2 Capitalization and Voting Rights. On the Closing Date, the authorized capital stock of the Company will consist of 10,000,000 shares of Common Stock, no par value, of which 4,510,680 shares shall be issued and outstanding, including the Common Stock to be issued under this Agreement, and 2,000,000 shares of Preferred Stock, no par value, of which no shares are issued and outstanding. All of such issued and outstanding shares of Common Stock are validly issued, fully paid and the holders thereof are not entitled to any preemptive or other similar rights. The rights, privileges, preferences and restrictions of the Common Stock and Preferred Stock are as stated in the Company's Articles of Incorporation attached hereto as Exhibit 2.2(i). In connection with the Company's stock option plans, 1,129,720 shares of Common Stock have been reserved for issuance to employees of the Company under the plans and/or agreements (the "Employee Options"). In addition to the shares reserved for issuance pursuant to the exercise of the Employee Options, 2,125,000 shares of Common Stock have been reserved for issuance sufficient for the exercise of the (i) Warrants, as more fully set forth in the Warrant Agreements, and (ii) other warrants, in addition to the Employee Options and Warrants, all of which are set forth on the Schedule of Options and Warrants that is attached hereto and made a part hereof as Schedule 2.2(ii). This Schedule contains a complete list of warrants, options and other rights granted, authorized and/or issued by the Company as of the Closing Date. All of such issued and outstanding warrants, options, Employee Options and other rights have been validly issued and the holders thereof will not be entitled to any preemptive or other similar rights. Except as set forth above, there are no outstanding rights, plans, options, warrants, conversion rights or agreements for the purchase or acquisition from the Company of capital stock. The Company does not own or control any stock, equity, voting ownership or other interest in any corporation, partnership, joint venture or other business association or entity, except for its 100% interest in Digital Power Limited, a United Kingdom corporation and Poder Digital, S.A. de C.V., a Mexican corporation (the "Subsidiaries").

     2.3 Authorization: Validity. The Company has full corporate power and authority to enter into the Agreement and to carry out its obligations thereunder. When issued in accordance with the Agreement, the shares of Common Stock and shares of common stock underlying the Warrants will be validly issued, fully paid and nonassessable. The execution and delivery of the Agreement and the consummation of the transactions contemplated hereby, including without limitation, the issuance of the Common Stock and the Warrants hereunder and the issuance of shares of common stock upon any exercise of the Warrants, have been duly authorized by the Board of Directors of the Company, which authorization remains in full force and effect and has not been modified or amended by any subsequent action of such Board of Directors, and no other corporate actions or proceedings on the part of the Company is necessary to authorize the Agreement or the transactions contemplated hereby. This Agreement constitutes the valid and binding obligations of the Company enforceable in accordance with their terms.

     2.4 Corporate Organization of Subsidiaries. Digital Power Limited is a corporation duly organized, validly existing and in good standing under the laws of the United Kingdom. Poder Digital, S.A. de C.V. is a corporation duly organized, validly existing and in good standing under the laws of Mexico. The Subsidiaries have all requisite corporate power and authority to own, operate and lease their respective properties and to carry on their businesses as they are now conducted, and are qualified or licensed to do business in each jurisdiction in which the property owned, leased or operated by them or the nature of the business conducted by them makes such qualification or licensing necessary, except where its failure so to qualify to be licensed would not have a material adverse effect on the respective Subsidiary.

     2.5 No Violation. Except for any required filings under applicable Federal and state securities laws or with the American Stock Exchange ("AMEX"), which the Company undertakes to duly make in a timely manner, the execution, delivery and performance by the Company of the Agreement and the consummation by it of the transactions contemplated thereby, including, without limitation, the issuance, sale and delivery of the Securities, do not require the consent, waiver, approval, license or authorization of or filing of any notice or report with any person, entity or public authority and will not violate, result in a breach of or the acceleration of any obligation under, or constitute a default under, any provision of the Company's Articles of Incorporation or Bylaws or any indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, decree, law, ordinance or regulation to which any property of the Company is subject or by which the Company is bound or result in the creation or imposition of any lien, claim, charge, restriction, equity or encumbrance of any kind whatsoever upon, or give to any other person any interest or right in or with respect to, any of the properties, assets, business, agreements or contracts of the Company.

     2.6 Compliance With Law. To the best of its knowledge, the Company and its Subsidiaries are in compliance with the governmental laws, environmental laws, safety laws, codes, orders, rules, regulations and requirements applicable to its business and conditions of employment, except where noncompliance could not reasonably be expected to have a material adverse effect on the business, assets, properties or financial condition of the Company and its Subsidiaries. The Company and its Subsidiaries have obtained all permits, licenses, variances, exemptions, orders, contracts and approvals from Federal, state, local and foreign governmental and regulatory bodies which are material, singularly or in the aggregate, to the operation of its business (collectively, the "Permits" and each individually, a "Permit"). The Company and its Subsidiaries are in compliance with the material terms of each Permit and with all requirements, standards and procedures of the federal, state, local and foreign governmental or regulatory bodies which issued the Permits or any of them and there does not exist under any of the Permits any default or event of default or event which with notice or lapse of time or both would constitute an event of default by the Company or its Subsidiaries.

     2.7 Tax Matters. The Company and its Subsidiaries have fully and timely, properly and accurately filed all material tax returns and reports required to be filed by them, including all federal, foreign, state and local returns and reports for all years and periods for which any such returns or reports were due. All income, sales, use, occupation, property, or other taxes or assessments due from the Company and its Subsidiaries have been paid, and there are no pending assessments, asserted deficiencies or claims for additional taxes that have not been paid. There are no tax liens on any property or assets by any applicable government agency except those not yet due. No state of facts exists or has existed which would constitute grounds for the assessment of any penalty or any further tax liability beyond that shown on the respective tax reports or returns. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any federal, state or local income tax return or report for any period. All taxes which the Company or its Subsidiaries have been required to collect or withhold have been duly withheld or collected and, to the extent required, have been paid to the proper taxing authority.

     2.8 SEC Filings. The Company previously has delivered to the Purchaser a copy of the Company's (i) Annual Report on Form 10-KSB for its fiscal year ended December 31, 2000, (ii) Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, 2001 and June 30, 2001, and (iii) proxy statement for the Annual Meeting of Shareholders held on June 26, 2001 ("SEC Reports") filed by the Company with the SEC. Since 1996, the Company has made all filings required to be made by it under the Securities Act, the Securities Exchange Act of 1934 (the "1934 Act") and the securities laws of any state, and any rules and regulations promulgated thereunder. The audited and unaudited consolidated financial statements of the Company included in the SEC Reports have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be indicated in the notes thereto) and fairly present the financial position of Company as at the dates thereof and the results of its operations and changes in cash flows for the periods then ended. The information contained in the SEC Reports is or was accurate and complete as of the date given. No stop order asserting that any of the transactions contemplated by this Agreement are subject to the registration requirements of the Securities Act has been issued by the SEC. The SEC Reports, at the time they were or are hereafter filed or last amended, as the case may be, with the SEC, complied and will comply in all material respects with the requirements of the 1934 Act. Neither the Agreement nor the SEC Reports, taken as a whole, contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. To the best of the Company's knowledge, it is not currently under investigation by the SEC, AMEX or other governmental authority.

     2.9 As of the Closing Date Real Property. As of the Closing Date, the Company and its Subsidiaries owns all real property described in the Company's Form 10-KSB for the year ended December 31, 2000. All real property leases of the Company and its Subsidiaries as described in the Company's Form 10-KSB are in full force and effect and the Company or Subsidiary is not in breach thereof.

     2.10 As of the Closing Date Intellectual Property. As described in the Company's Form 10-KSB for the year ended December 31, 2000, the Company owns or possesses all patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names ("Intellectual Property") currently employed or utilized by it in connection with the business now operated and proposed to be operated. The Company has not received any notice of infringement of or conflict with asserted rights of others with respect to any Intellectual Property. The description of the Intellectual Property in the Company's Form 10-KSB for the year ended December 31, 2000 does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     2.11 AMEX Compliance. The Company does and will take all necessary actions to ensure its continued inclusion in, and the continued eligibility of the Common Stock for listing on, the AMEX under all currently effective and currently proposed inclusion requirements.

     2.12 Absence of Certain Changes or Events. Since June 30, 2001, except as disclosed in the SEC Reports and on Schedule 2.12 hereto, the Company and its Subsidiaries have not (for the purposes of this Agreement, each such case alone or in the aggregate with others exceeds a value of $100,000 shall be a "Material Adverse Change"):

          (a) incurred any obligation or liability, whether fixed or contingent (including, without limitation, any liability as a guarantor or otherwise with respect to the liabilities of others), except those incurred in the ordinary course of business, none of which are over $50,000, except in connection with the Agreement and the transactions contemplated thereby;

          (b) discharged or satisfied any lien or encumbrance or paid any obligation or liability (fixed or contingent), other than in the ordinary course of business;

          (c) mortgaged, pledged or subjected to lien, charge, security interest or to any other encumbrance any of its assets or properties, other than in the ordinary course of business;

          (d) transferred, leased or otherwise disposed of any of its assets or properties except for a fair consideration in the ordinary course of business or acquired any assets or properties, other than in the ordinary course of business;

          (e) canceled or compromised any debt or claim, other than in the ordinary course of business;

          (f) waived or released any rights of material value, other than in the ordinary course of business;

          (g) suffered any casualty loss or damage (whether or not such loss or damage shall have been covered by insurance) over $50,000 effecting the ability of the Company to conduct its business as it is presently conducted;

          (h) declared any dividend or made any payment or distribution in respect of its common stock;

          (i) been the subject of any regulatory action, citation or comparable action or entered into any consent order with government agencies with regard to its operations or products;

          (j) implemented an adverse change in accounting principles, practices or methods resulting in a decrease of greater than $50,000;

          (k) received the resignation or terminated the employment of Robert Smith or Chris Schofield;

          (l) defaulted or breached any contract which would have or might result in a liability of over $50,000;

          (m) been involved in any civil, criminal, administrative action, suit, claim, hearing, investigation or proceeding, whether pending or threatened,
     (i) by reason of this Agreement or (ii) that could result in a claim against, obligation or liability of the Company or its Subsidiaries of over $100,000;

          (n) instituted any proceeding (or any proceeding shall be instituted against the Company and remain undismissed or unstayed for a period of 30 days) seeking to declared the bankruptcy or insolvency of the Company or seeking winding up, dissolution, reorganization or liquidation of the Company;

          (o) triggered the acceleration provision in any of its obligations to pay more than $100,000 in the aggregate, excluding the Company's loan with San Jose National Bank in which the Company and Purchaser will work in good faith to renew;

          (p) been subject to the termination of the relationship with a customer who was a customer on June 30, 2001, who during the six months ended June 30, 2001 contributed more than 10% of the total sales revenues recognized by the Company; and

          (q) experienced a decrease in Net Tangible Assets of greater than 50% as of August 31, 2001 as derived from the Report defined by Section 1.3. For the purpose of this Section 2.12(q), the term "Net Tangible Assets" shall be calculated by subtracting total liabilities from total assets, net of reserves of the Company, excluding any and all intangible assets and write-back of reserves which have been previously written off.

     2.13 Private Offering. Subject to the accuracy of the representations of the Purchaser in Section 3 hereof, the offer, sale and issuance of the shares of Common Stock and Warrant constitute a transaction exempt from the registration requirements of Section 5 of the Securities Act and neither the Company nor anyone acting on its behalf will take any action hereafter that would cause the loss of such exemption.

     2.14 Undisclosed Litigation. The Company and/or the Subsidiaries are not currently involved in, and to the best knowledge of the Company, there is no threat of any civil, criminal, administrative action, suit, claim, hearing, investigation or proceeding, except the Company intends to initiate collection proceedings against Kart Savers.

     2.15 Labor Unions. The Company and its Subsidiaries are not bound to any collective bargaining agreements, except with employees located in Mexico, which terms are set forth in Schedule 2.15.

     2.16 Related Party Transaction. There are no related party transactions that would be required to be disclosed under Regulation S-B promulgated by the SEC under the 1934 Act.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

     The Purchaser understands that the issuance and sale of the shares of Common Stock and Warrants have not been registered under the Securities Act on the grounds that the issuance and sale of such securities to the Purchaser is exempt pursuant to Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act or Regulation S promulgated under the Securities Act, and that the reliance of the Company on such exemptions is predicated in part on the Purchaser's representations, warranties, covenants and acknowledgments set forth in this Section 3.

     3.1 Authorization. The Purchaser represents and warrants to the Company that it is a limited liability company duly organized, validly existing and in good standing under the laws of Israel; that it was not organized for the specific purpose of purchasing the Securities to be purchased by it hereunder; that it has full corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; all corporate actions or proceedings on the part of such Purchaser as are necessary to authorize this Agreement or the transactions contemplated hereby; and that the transactions contemplated hereby have been taken. The Purchaser represents and warrants to the Company that this Agreement constitutes the valid and binding obligation of such Purchaser, enforceable in accordance with its respective terms except to the extent that enforceability may be limited by equity, bankruptcy, insolvency and other laws of general application affecting the rights and remedies of creditors.

     3.2 Purchase Without View to Distribute. The Purchaser represents and warrants to the Company that the shares of Common Stock and Warrant to purchase shares of Common Stock, being purchased by it are being acquired for its own account, not as a nominee or agent, and not with a view to resale or distribution within the meaning of the Securities Act and the rules and regulations thereunder.

     3.3 Restrictions on Transfer.

          (a) The Purchaser (i) acknowledges that the Securities are not registered under the Securities Act and that the Securities must be held indefinitely by it unless they are subsequently registered under the
     Securities Act or an exemption from registration is available, (ii) is aware that any routine sales of the Common Stock under Rule 144 promulgated by the SEC under the Securities Act may be made only in limited amounts and in accordance with the terms and conditions of that Rule and that in such cases where the Rule is not applicable, compliance with some other registration exemption will be required, (iii) is aware that Rule 144 is not presently available for use by the Purchaser for resale of any such Common Stock and that there can be no assurance that Rule 144 will be available at any time in the future, (iv) is aware that, except as provided in Section 6 hereof, the Company is not obligated to register under the Securities Act any sale, transfer or other disposition of the Securities,
     (v) is aware that the Company shall not be required to register the transfer of the Securities on the books of the Company unless the Company shall have been provided with an opinion of counsel satisfactory to it prior to such transfer to the effect that registration under the Securities Act or any applicable state securities law has been effected or is not required in connection with the transaction resulting in such transfer, and
     (vi) is aware that the Securities, and each certificate representing the Securities and any shares of Common Stock or other securities issued in
     respect  of  such  Securities   upon  any  stock  split,   stock  dividend,
     recapitalization, merger, consolidation or similar event, shall (unless otherwise permitted by paragraph (b) of this Section 3.3) be stamped or otherwise imprinted with the following legend:

    "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED TO SALE, TRANSFERRED, PLEDGED,
    HYPOTHECATED OR OTHERWISE ASSIGNED EXCEPT PURSUANT TO (i) A REGISTRATION STATEMENT RELATING TO THE SECURITIES WHICH IS EFFECTIVE UNDER THE SECURITIES ACT, (ii) RULE 144 PROMULGATED UNDER THE
    SECURITIES ACT OR (iii) AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS IS AVAILABLE."

          (b) The restrictions on the transferability of the Securities shall cease and terminate when such Securities shall have been registered under the Securities Act and are proposed to be sold or otherwise disposed of in accordance with an intended method of disposition set forth in the registration statement covering such Common Stock required by Section 6.1 or 6.2 or any other applicable registration statement, or when such Securities are transferable in accordance with the provisions of Rule 144(k) promulgated under the Securities Act. Whenever the restrictions on transfer shall terminate as hereinabove provided with respect to any of the Securities, the holder of any such Securities bearing the legend set forth in paragraph (a) of this Section 3.3 as to which such conditions shall have terminated shall be entitled to receive from the Company, without expense (except for the payment of any applicable transfer tax) and as expeditiously as possible, new stock certificates not bearing such legend.

     3.4 Access to Information. The Purchaser acknowledges that it has been provided with a copy of the SEC Reports and has carefully reviewed the same. The Purchaser further acknowledges that the Company has made available to it the opportunity to ask questions of and receive answers from the Company's officers and directors concerning the terms and conditions of the offering and the business and financial condition of the Company, and to acquire, and the Purchaser has received to its satisfaction, such information about the business and financial condition of the Company and the terms and conditions of the offering as it has requested.

     3.5 Additional Representations of the Purchaser. The Purchaser represents that (i) it is an "accredited investor" as such term is defined in Rule 501 promulgated under the Securities Act, or is a non-U.S. person as such term is defined in Regulation S, (ii) its financial situation is such that it can afford to bear the economic risk of holding the securities for an indefinite period of time and suffer complete loss of its investment in the securities, (iii) it has the funds necessary to purchase the Common Stock and Warrants immediately available to it and (iv) its knowledge and experience in financial and business matters are such that it is capable of evaluating the merits and risks of its purchase of the Common Stock and Warrants as contemplated by this Agreement.

SECTION 4. COVENANTS OF THE COMPANY.

     4.1 Consummation of Agreement. The Company shall perform and fulfill all conditions and obligations on its part to be performed and fulfilled under the Agreement, to the end that the transactions contemplated by the Agreement shall be carried out. To this end, the Company will obtain all necessary authorizations or approvals of its Board of Directors for the execution and performance of the Agreement, which shall include as integral parts thereof the issuance to the Purchaser of the Securities upon the terms and conditions set forth in the Agreement.

     4.2 Securities Compliance. The Company agrees to file a Form D with the SEC within fifteen days of the date of the Closing and to file, on a timely basis, any amendments or supplements to such Form D as may be required under Regulation D promulgated under the Securities Act and to file with the SEC a Form 14f-1 as may be required under Rule 14f-1 promulgated under the 1934 Act. The Company also agrees to comply with the filing requirements of AMEX applicable to the sale of the Securities hereunder. All expenses, costs and fees incurred in connection with this Section 4.2 shall be borne by the Company.

     4.3 Good  Faith  Effort  to  Effect  Transfers.  Upon  registration  of the
Securities, or the termination under the provisions of Rule 144 of the restriction on transfer, the Company agrees to issue or cause its corporate and securities counsel to issue all required consents or opinions that may be required to effect the transfer of the Securities and removal of any legend on such Securities upon transfer. The Company agrees that it shall use all reasonable best efforts to cause such consents or opinions of counsel to be transmitted to the Company's transfer agent within 72 hours of receipt of a request by the Purchaser, provided that all required certifications or representations required to effect such transfer have been provided with such request. The Company will pay all legal expenses required to effect such transfer contemplated by this Section 4.3.

     4.4 Board Members. Upon the Closing Date, the Board of the Directors of the Company and each one of its subsidiaries shall appoint the number of individuals recommended by the Purchaser to the Boards of Directors necessary to constitute at least a majority of the Boards of Directors by delivery of letters in the form attached hereto as Exhibit 4.4(i), Exhibit 4.4(ii) and Exhibit 4.4(iii), respectively. Purchaser's representatives to the Board of Directors of each of the Company and its Subsidiaries shall constitute at least a majority of all committees thereof, except as required by AMEX. The persons specified in Exhibit 4.4(iv) will resign from these Boards of Directors by delivery of letters in the forms attached hereto as Exhibit 4.4(v).

     4.5 Operation of Business. Prior to the Closing Date or termination of this Agreement, without the prior written consent of the Purchaser, the Company will not (and will not cause or permit any of its Subsidiaries to) engage in any practice, take any action, or enter into any transaction outside the ordinary course of business consistent with past custom and practice. Without limiting the generality of the foregoing:

          (i) none of the Company and its Subsidiaries will authorize or effect any change in its Articles of Incorporation, Bylaws or other corporate documents;

          (ii) none of the Company and its Subsidiaries will grant any options, warrants, or other securities or rights to purchase or obtain any of its capital stock or issue, sell, or otherwise dispose of any of its capital stock (except upon the conversion or exercise of options, warrants, and other rights currently outstanding);

          (iii) none of the Company and its Subsidiaries will split, combine, subdivide or reclassify any of the Company's shares of common or preferred stock;

          (iv) none of the Company and its Subsidiaries will make or be subject to any acquisition by merger, consolidation or otherwise, or material disposition of inventory, supplies and products, of assets or securities, or permit any assets or securities to become subject to any material lien, encumbrance or security interest outside the ordinary course of business;

          (v) none of the Company and its Subsidiaries will pay or agree to pay or accelerate the payment of any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing employee benefit plans;

          (vi) none of the Company and its Subsidiaries will declare, set aside, or pay any dividend or distribution with respect to its shares of common or preferred stock (whether in cash or in kind), or redeem, repurchase, or otherwise acquire any of its shares of common and preferred stock;

          (vii) none of the Company and its Subsidiaries will issue any note, bond, or other debt security or create, incur, assume, or guarantee any indebtedness for borrowed money or capitalized lease obligation outside the ordinary course of business;

          (viii) none of the Company and its Subsidiaries will impose any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialman's, and similar liens, (b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money.

          (ix) none of the Company and its Subsidiaries will make any capital investment in, make any loan to, or acquire the securities or assets of any other person or entity outside the ordinary course of business;

          (x) none of the Company and its Subsidiaries will make any change in employment terms, including any increases in compensation, for any of its directors, officers and employees outside the ordinary course of business; and

          (xi) none of the Company and its Subsidiaries shall issue any press release or make any public announcements regarding the business, prospects or financial condition of the Company and its Subsidiaries; provided, however, that the Company and its Subsidiaries may make any public disclosure it believes in good faith, after consultation with its counsel, is required by applicable law or any listing or trading agreement concerning its publicly-traded securities, in which case the Company will obtain the consent of the Purchaser, which shall not be unreasonably withheld prior to making the disclosure.

     4.6 Stock Option Plan. After the Closing Date, the Board of Directors will adopt a new stock option plan for its employees, directors and consultants.

     4.7 Signatory Rights. On or before the Closing Date, the Company's and the Subsidiaries Boards of Directors shall duly adopt resolutions changing the signatory rights in form and substance acceptable to Purchaser.

SECTION 5. COVENANTS OF PURCHASER.

     5.1 Manufacturing and Marketing Rights. The Purchaser shall negotiate in good faith with the Company to enter into agreement to license to the Company exclusive marketing rights in North America of the CompactPCI products line. The Purchaser may transfer to the Company, subject to all required legal and corporate approvals, assets of the Purchaser against issuance of shares of common stock of the Company at their market value.

SECTION 6. REGISTRATION.

     6.1 Demand Registration. The Purchaser may, at any time after the Closing Date, make a written request (the "Registration Request") to the Company for registration of all or part of the shares of Common Stock and shares of Common Stock purchased pursuant to the exercise of Warrants purchased in this Agreement ("Registerable Securities"), under and in accordance with all federal and state securities laws (the "Demand Registration"). Upon receipt of a Registration Request, Borrower shall as promptly as practicable, and in no event later than one hundred twenty (120) calendar days after the Registration Request is made, file with the SEC a registration statement covering such Registerable Securities. The Company shall be obligated to effect not more than two (2) Demand Registrations. If, after the Registration Request, the Purchaser withdraws the shares it requested for registration from registration such Demand Registration will be deemed to have occurred.

     6.2 Piggyback Registration. If, at any time, the Company shall determine to register any of its securities for its own account or for the account of others, other than a registration relating solely to "employee benefit plans" (Form S-8), or a registration relating solely to an SEC Rule 145 transaction (Form S-4), or a registration on any registration form which does not permit secondary sales, the Company will give written notice to the Purchaser of its intention to effect such a registration not later than thirty (30) calendar days prior to the anticipated date of filing with the SEC of a registration statement with respect to such registration. Such notice shall offer the Purchaser the opportunity to include in such registration statement all or part of the Registerable Securities (a "Piggyback Registration"). Subject to the provisions hereof, the Company shall include in such Piggyback Registration all Registerable Securities with respect to which the Company has received a written request from the Purchaser for inclusion therein within fifteen (15) calendar days after the receipt by the Company of Purchaser's notice. The Company shall be obligated to effect not more than one (1) Piggyback Registration.

     If a Piggyback Registration is being made with respect to an underwritten registration on behalf of the Company and the managing underwriter or underwriters advise the Company in writing that in their opinion the total number or dollar amount of securities of any class requested to be included in such registration is sufficiently large to adversely affect the success of such offering, the Company shall include in such registration: (i) first, all securities the Company proposes to sell to the public, the proceeds of which shall go to the Company (ii) second, up to the full number of the Registerable Securities requested to be included in such registration in excess of the number or dollar amount of securities the Company proposes to sell which, in the opinion of such managing underwriter or underwriters, can be sold without adversely affecting the offering.

     6.3 Expenses. All expenses incurred in connection with any registration pursuant to this Section 6, including without limitation, all registration, filing and qualification fees (including those attributable to the Registrable Securities), printing expenses, fees and disbursements of counsel for the Company and fees and expenses of counsel for the Company incurred pursuant to
Section 6 of this Agreement and expenses of any comfort letters or special audits of the Company's financial statements incidental to or required by such registration shall be borne by the Company (excluding underwriting discounts and selling commissions payable with respect to the sale of Registrable Securities).

     6.4   Registration   Procedures.   In  the   case  of  each   registration,
qualification or compliance effected by the Company pursuant to this Section 6, the Company will, at its expense:

          (a) keep such registration statement effective and file any necessary post-effective amendments and use its best efforts to maintain the effectiveness thereof until the earlier of (i) such time as the Company reasonably determines, based upon an opinion of counsel, that the Purchaser will be eligible to sell all of the Registrable Securities then owned by the Purchaser without registration in the open market in compliance with the Securities Act and without regard to volume restrictions or (ii) for a period of 18 months from the date of effectiveness of the Registration Statement;

          (b) prepare and file with the SEC such amendments and supplements to such Registration Statement as may be necessary to keep such registration, qualification or compliance effective and comply with the provisions of the Securities Act with respect to the disposition of all securities covered thereby during the applicable period;

          (c)  update,   correct,   amend  and  supplement  such   registration,
     qualification or compliance as necessary;

          (d) furnish such number of preliminary and final prospectuses and other documents incident thereto as the Company from time to time may reasonably request;

          (e) register or qualify such Registrable Securities for offer and sale under the Blue Sky or securities laws of such jurisdictions as the Company may reasonably designate to enable it to consummate the disposition of the Registrable Securities in such jurisdiction, except that the Company shall not be required in connection therewith or as a condition thereof to qualify as a foreign corporation or to execute a general consent to service of process in any State;

          (f) timely file all reports required to be filed by it under the Securities Act or the 1934 Act and the rules and regulations adopted by the SEC thereunder, all to the extent required to enable the Purchaser to sell the Registrable Securities without registration under the Securities Act pursuant to (i) Rule 144 adopted by the SEC under the Securities Act, as such rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC;

          (g) take all action necessary to render the Registrable Securities eligible for inclusion on AMEX for trading thereon; and

          (h) upon the sale of any Registrable Securities pursuant to such Registration Statement remove all restrictive legends from all certificates or other instruments evidencing the Registrable Securities.

     6.5 Further Information. If Registrable Securities owned by the Purchaser are included in the Registration Statement, such Purchaser shall furnish to the Company such information regarding itself as the Company may reasonable request and as shall be required in connection with any registration, qualification or compliance referred to in this Section 6.

SECTION 7. INDEMNIFICATION.

     7.1 Indemnification of the Purchaser. The Company agrees to indemnify and hold harmless, to the extent permitted by law, the Purchaser, its directors and officers and each person who control the Purchaser (within the meaning of the Securities Act) against any and all losses, claims, damages, liabilities and expenses caused, by arising out of or directly or indirectly relating to (i) any inaccuracy in or any breach of the representations, warranties, covenants and agreements of the Company contained in the Agreement and all Schedules and Exhibits thereto; or (ii) any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus filed pursuant to Section 6 hereof or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by the Purchaser expressly for use in such registration statement or prospectus. Notwithstanding anything to the contrary herein, the Purchaser shall be entitled to receive the indemnification amount (i) in cash; (ii) by issuance of additional shares of common stock of the Company in the amount (based on the price per share of $1.00) equivalent to the indemnification amount (as determined in good faith by the Company's Board of Directors), which shares shall be issued to the Purchaser by the Company for no consideration; or (iii) any combination of cash and shares, provided all such issuances of shares are in compliance with federal securities laws.

     7.2 Indemnification of the Company. The Purchaser agrees to furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any registration statement or prospectus and agrees to indemnify and hold harmless, to the extent permitted by law, the Company, its directors and officers and each person who controls the Company (within the meaning of the Securities Act) against any and all losses, claims, damages, liabilities and expenses caused by (i) any breach of the representations, warranties, covenants, and agreements of the Purchaser contained in this Agreement; or (ii) any untrue or alleged untrue statement of material fact or any omission of a material fact required to be stated in any registration statement, prospectus or preliminary prospectus filed pursuant to
Section 6 hereof or necessary to make the statements therein not misleading, but only to the extent that such untrue or alleged untrue statement or omission is contained or omitted in any information or affidavit so furnished in writing by the Purchaser, and in no event will the Purchaser be obligated to indemnify the Company, its directors, officers or any person who controls the Company in an amount in excess of the proceeds to be derived from the sale of Registerable Securities in the offering giving rise to a claim for indemnification.

     7.3 Contribution. If the indemnification provided for in this Section 7 is judicially determined to be unavailable to an indemnified person in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such indemnified person hereunder, each party shall contribute to the amount paid or payable by such indemnified person as a result of such losses, claims, damages or liabilities (and expense relating thereto) (i) in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and the Purchaser, on the other hand, or (ii) if the allocation provided by clause (i) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (i) but also the relative fault of each, as well as any other relevant equitable considerations.

     7.4 Defense of Action. Any person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification; and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit the indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is not assumed, the indemnifying party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld). An indemnifying party will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

     7.5 Remedies Non Exclusive. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any indemnified party at law or in equity.

SECTION 8. CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATIONS.

     8.1 Conditions. The obligations of the Purchaser to consummate the Agreement and the transactions contemplated hereby are subject to the satisfaction of the following conditions on or prior to the Closing Date except to the extent that any such condition can be and is waived by the Purchaser:

          (a) Representations; Warranties; Covenants. Each of the representations and warranties of the Company contained in Section 2 and 8.1(d) hereof shall be true and correct in all material respects as though made at the time of and as of the Closing Date; the Company shall, at or before the Closing Date, have performed all of its obligations hereunder which by the terms hereof are to be performed on or before the Closing Date, including the covenants set forth in Section 4, and the Company shall have delivered to the Purchaser a Certificate of its Chief Executive Officer and Chief Financial Officer dated as of the Closing Date to the foregoing effect in the form attached hereto as Exhibit 8.1(a).

          (b) Opinion of Counsel. At Closing, the Company's counsel shall issue to the Purchaser an opinion of counsel stating that as of the Closing Date, the Company is duly organized and in good standing, the shares of Common Stock and Warrants of the Company are authorized, fully paid and non-assessable as issued in the form attached hereto as Exhibit 8.1(b)(i). Further, opinions of counsel will be issued to Purchaser stating that, as of the Closing Date, the Subsidiaries are duly organized, in good standing and the Company owns 100% of the equity of the Subsidiaries in the forms attached hereto as Exhibit 8.1(b)(ii) and Exhibit 8.1(b)(iii).

          (c)  Certificate  of  Good  Standing.   The  Company  will  deliver  a
     Certificate of Good Standing of the Company issued by the California Secretary of State as of the Closing Date.

          (d) Report of August 31, 2001. The Company shall have delivered to the Purchaser the Report as defined by Section 1.3.

          (e) Schedule 14f-1. A Schedule 14f-1 has been on file with the SEC for 10 days.

          (f) Consulting Agreement. The Company's Chief Executive Officer shall have entered into consulting agreement with the Company, which agreement will cancel and supercede his employment agreement with the Company in the form attached hereto has Exhibit 8.1(f).

          (g) Board of Directors. Effective on the Closing Date, the members of the Company's Board of Directors shall be the persons listed in Exhibit 8.1(g)(i); the members of the Board of Directors of Digital Power Limited shall be the persons listed in Exhibit 8.1(g)(ii); and the members of the Board of Directors of Poder Digital S.A. de C.V. shall be the persons listed in Exhibit 8.1(g)(iii).

          (h) Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any foreign country that are required in connection with the lawful issuance and sale of the Securities pursuant to this Agreement and the Warrants shall be duly obtained and effective as of the Closing Date.

          (i) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the closing and all documents incident thereto shall be reasonably satisfactory in form and substance to Purchaser's special counsel, and they shall have received all such counterpart original and certified or other copies of such documents as they may reasonably request.

          (j) Material Adverse Change. The Purchaser shall have determined, in its sole reasonable judgment, that neither the financial nor business condition or prospects of the Company has deteriorated in the aggregate amount of $100,000 from June 30, 2001 to the Closing Date and which has not been disclosed in Section 2.12.

SECTION 9. CONDITIONS PRECEDENT TO COMPANY'S OBLIGATIONS.

     9.1 Conditions. The obligations of the Company to consummate the Agreement and the transactions contemplated hereby are subject to the satisfaction of the following conditions on or prior to the Closing Date except to the extent that any such condition can be and is waived by the Company:

          (a) Representations; Warranties; Covenants. Each of the representations and warranties of the Purchaser contained in Section 3 hereof shall be true and correct in all material respects as though made at the time of and as of the Closing; the Purchaser shall, at or before the Closing, have performed all of its obligations hereunder which by the terms hereof are to be performed on or before the Closing. Unless the Company receives written notification to the contrary at the Closing, the Company shall be entitled to assume the preceding is accurate at the Closing.

SECTION 10.  MISCELLANEOUS.

     10.1 Law Governing. This Agreement shall be construed under and governed by the laws of the State of California applicable to contracts made and to be fully performed therein.

     10.2  Arbitration.  Disputes  arising under this Agreement other than under
Section 1.3 shall be settled by three arbitrators pursuant to the rules of the American Arbitration Association (the "AAA") for Commercial Arbitration (the "Rules"). Such arbitration shall be held in Alameda County, California or New York, New York, at the Purchaser's option, or at such other location as mutually agreed to by the parties to the dispute. Subject to any applicable limitations contained in this Agreement, arbitration may be commenced at any time by any party giving notice to the other party that a dispute has been referred to arbitration under this Section 10.2. The arbitrators shall be selected by the joint agreement of the parties hereto, but if they do not so agree within twenty
(20) days after the date of the notice referred to above, the selection shall be made pursuant to the Rules from the panel of arbitrators maintained by the AAA. Any award of the arbitrators shall be accompanied by a written opinion giving the reasons for the award. The expense of the arbitration shall be borne by the parties in the manner determined in writing by the arbitrators. This arbitration provision shall be specifically enforceable by the parties. The determination of the arbitrators pursuant to this Section 10.2 shall be final and binding on the parties and may be entered for enforcement before any court of competent jurisdiction.

     10.3 Broker or Finder. The Purchaser represents and warrants that no broker or finder has acted for such party in connection with this Agreement or the transactions contemplated by this Agreement and that no broker or finder is entitled to any broker's or finder's fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by the Purchaser.

     10.4 Notices. All notices or other communications required or permitted hereunder shall be in writing (except as otherwise provided herein) and shall be deemed duly given when received by delivery in person, by facsimile, telex or telegram or by an overnight courier service or three (3) days after deposit in the U.S. Mail, certified with postage prepaid, addressed as follows:


     If to the Company:      Digital Power Corporation
                             41920 Christy Street
                             Fremont, California 94538
                             Attn: Robert O. Smith
     with copies to:         Bartel Eng & Schroder
                             300 Capitol Mall, Suite 1100
                             Sacramento, California 95814
                             Attn: Daniel B. Eng, Esq.

     If to Purchaser:        Telkoor Telecom
                             5 Giborei
                             Netanya 42504
                             Israel
                             Attn: David Amitai

     with copies to:         Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
                             One Azrieli Center
                             Circular Tower
                             Tel Aviv 67021
                             Israel
                             Attn: Gene Kleinhendler, Esq.

or to such other addresses as a party may designate by five (5) days' prior written notice to the other party.

     10.5 Survival of Representations, Warranties and Covenants. Notwithstanding any investigation made by any party to this Agreement, all representations, warranties, covenants and obligations made by the Company and the Purchaser herein shall survive indefinitely the execution of this Agreement and the sale and delivery of the shares of Common Stock and Warrants.

     10.6 Entire Agreement. This Agreement, including the exhibits and schedules referred to herein, is complete and all promises, representations, understandings, warranties and agreements with reference to the subject matter hereof, and all inducements to the making of this Agreement relied upon by either party hereto, have been expressed herein or in such exhibits and schedules.

     10.7 Assignment. This Agreement may not be assigned by either the Purchaser or the Company without the prior written consent of the other party. This Agreement shall be enforceable by and shall inure to the benefit of and be binding upon the parties hereto and their successors and no others.

     10.8 Fees and Expenses. Except as otherwise specifically provided herein, the Company and the Purchaser will bear their own expenses in connection with the negotiation and consummation of the transactions contemplated by this Agreement.

     10.9 Publicity and Disclosure. Except as may be required by federal securities laws, no press release or public disclosure, either written or oral, of the transactions contemplated by this Agreement, shall be made by the Purchaser without the prior approval of the Company.

     10.10 Counterparts. This Agreement may be executed simultaneously in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

     10.11 Amendments and Waivers. Except as otherwise provided herein, any provision in any of the Agreement may be amended or waived only if the Company and the Purchaser consent in writing.

     10.12 Termination. Upon the earlier of (i) occurrence of a Material Adverse Change; (ii) the Company's Net Tangible Assets decrease more than 50% from June 30, 2001 to August 31, 2001, or (iii) forty-five (45) days after the execution of this Agreement, if by such date Closing has not taken place yet, the Purchaser shall be entitled to terminate this Agreement by delivery of a written notice to the Company.

                   [THIS SPACE WAS INTENTIONALLY LEFT BLANK.]

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date set forth above.

                                 COMPANY

                                 DIGITAL POWER CORPORATION



                                 By:  /s/ ROBERT O. SMITH
                                          ---------------------------
                                          Robert O. Smith,
                                          Chief Executive Officer




                                 PURCHASER

                                 TELKOOR TELECOM LTD
                                 On behalf of itself or any subsidiary thereof


                                 By:  /s/ DAVID AMITAI
                                          ---------------------------
                                          David Amitai, President and
                                          Chief Executive Officer


      B

                                    EXHIBIT B

                            FORM OF 900,000 WARRANTS

                           DIGITAL POWER CORPORATION,
                            a California corporation



                               WARRANT TO PURCHASE
                             SHARES OF COMMON STOCK


                             Warrant Number [01-01]

   "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED TO SALE, TRANSFERRED, PLEDGED,
   HYPOTHECATED OR OTHERWISE ASSIGNED EXCEPT PURSUANT TO (i) A REGISTRATION STATEMENT RELATING TO THE SECURITIES WHICH IS EFFECTIVE UNDER THE SECURITIES ACT, (ii) RULE 144 PROMULGATED UNDER THE
   SECURITIES ACT OR (iii) AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS IS AVAILABLE."

     THIS CERTIFIES THAT, for value received, Telkoor Telecom Ltd. and its affiliates, or its registered assigns (the "Holder"), is entitled to purchase at any time or from time to time during the Exercise Period (as defined in Subsection 1.2 below): (i) up to a maximum of Nine Hundred Thousand (900,000) shares of fully paid and non-assessable shares of common stock of Digital Power Corporation, a California corporation (the "Company"), no par value (the "Shares" and/or the "Common Stock", as applicable). The Shares shall be purchased at the per Share Purchase Price set forth in Subsection 1.1 below, subject to the further provisions of this Warrant. The term "Warrant" as used herein shall mean this warrant instrument and the various rights into which the rights granted under this warrant instrument may be subsequently divided.

1.   EXERCISE OF WARRANT.

     The terms and conditions under which this Warrant may be exercised and the Common Stock subject hereto may be purchased are as follows:

     1.1 Share and Warrant Purchase Prices. The Share Purchase Price shall be equal to One Dollar and Twenty Five Cents ($1.25) per Share, subject to adjustment as provided in Section 4, below, and this Section 1 (the "Share Purchase Price"). References to dollars in this Warrant means United States dollars.

     1.2 Method of Exercise. The Holder of this Warrant, from time to time until 5:00 p.m. (PST), sixty (60) calendar days after the Company files its Form 10-KSB for the year ended December 31, 2002 with the Securities and Exchange Commission (the "Exercise Period"), may exercise in whole or in part the purchase rights evidenced by this Warrant. Such exercise shall be effected by:

          (a) the surrender of the Warrant, together with a duly executed copy of the form of Subscription attached hereto, to the Secretary of the Company at its principal offices;

          (b) the payment to the Company in U.S. funds, by check or bank draft payable to the Company, of an amount equal to the aggregate Share Purchase Price for the number of Shares which the purchase rights hereunder are being exercised; and

          (c) the delivery to the Company, if necessary, to assure compliance with federal and state securities laws, of an instrument executed by the Holder certifying that the Shares are being acquired for the sole account of the Holder and not with a view to any resale or distribution prior to the filing of a registration statement.

     1.3 Satisfaction with Requirements of Securities Act of 1933. Notwithstanding the provisions of Subsection 1.2(c) and Section 7, each and every exercise of this Warrant is contingent upon the Company's satisfaction that the issuance of Common Stock upon the exercise is exempt from the requirements of the Securities Act and all applicable state securities laws at the relevant time(s). The Holder of this Warrant agrees to execute any and all documents each deemed necessary by the Company to effect the exercise of this Warrant.

     1.4 Issuance of Shares and New Warrant. In the event the purchase rights evidenced by this Warrant are exercised in whole or in part, one or more certificates for the purchased Shares shall be issued as soon as practicable thereafter to the person exercising such rights. Such Holder shall also be issued at such time a new Warrant representing the number of Shares (if any) for which the purchase rights under this Warrant remain unexercised and continue in force and effect.

2. TRANSFERS.

     2.1 Transfers. Subject to Section 7 hereof, this Warrant and all rights hereunder are transferable in whole or in part by the Holder with the same effect as with a negotiable instrument. To transfer rights, the transfer form below must be completed. The transfer shall be recorded on the books of the Company upon the surrender of this Warrant, properly endorsed, to the Secretary of the Company at its principal offices and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. In the event of a partial transfer, the Company shall issue to the several holders one or more appropriate new forms of Warrant.

     2.2 Registered Holder. The Holder agrees that until such time as any transfer pursuant to Subsection 2.1 is recorded on the books of the Company, the Company may treat the registered Holder of this Warrant as the absolute owner; provided that nothing herein affects any requirement that the transfer of any share of Common Stock issued or issuable upon the exercise hereof be subject to securities law compliance.

     2.3 Form of New Warrant. All new forms of Warrant issued in connection with transfers of this Warrant shall bear the same date as this Warrant and shall be substantially identical in form and provision to this Warrant except for the number of Shares purchasable thereunder.

3. FRACTIONAL SHARES.

     3.1 Anything contained herein to the contrary notwithstanding, the Company shall not be required to issue any fraction of a share of Common Stock in connection with the exercise of Warrants. Warrants may not be exercised in such number as would result (except for the provisions of this paragraph) in the issuance of a fraction of a share of Common Stock unless the Holder is exercising all Warrants then owned by the Holder. In such event, the Company shall, upon the exercise of all of such Warrants, issue to the Holder the largest aggregate whole number of shares of Common Stock called for thereby upon receipt of the Share Purchase Price for all of such Warrants and pay a sum in cash equal to the remaining fraction of a share of Common Stock, multiplied by its Market Price Per Share (as determined pursuant to Section 3.2 below) as of the last business day preceding the date on which the Warrants are presented for exercise.

     3.2 As used herein, the "Market Price Per Share" with respect to any date shall mean the closing price per share of the Company's Common Stock for the trading day immediately preceding such date. The closing price for each such day shall be the last sale price, or in case no sale takes place on such day, the average of the closing bid and asked prices of the Common Stock, on the American Stock Exchange ("AMEX") or any comparable system, or if the Common Stock is not listed on AMEX, or a comparable system, the average of the closing bid and asked prices as furnished by two members of the National Association of Securities Dealers, Inc. selected from time to time by the Company for that purpose. If such bid and asked prices are not available, then "Market Price Per Share" shall be equal to the fair market value of the Company's Common Stock as determined in good faith by the Board of Directors of the Company.

4. ANTI-DILUTION PROVISIONS.

     4.1 Stock Splits and Combinations. If the Company shall at any time subdivide or combine its outstanding shares of Common Stock, this Warrant shall, after that subdivision or combination, evidence the right to purchase the number of shares of Common Stock that would have been issuable as a result of that change with respect to the shares of Common Stock that were purchasable under this Warrant immediately before that subdivision or combination. If the Company shall at any time subdivide the outstanding shares of Common Stock, the Share Purchase Price then in effect immediately before that subdivision shall be proportionately decreased, and, if the Company shall at any time combine the outstanding shares of Common Stock, the Share Purchase Price then in effect immediately before that combination shall be proportionately increased. Any adjustment under this Section 4.1 shall become effective at the close of business on the date the subdivision or combination becomes effective.

     4.2 Reclassification, Exchange, and Substitution. If the Common Stock issuable upon exercise of this Warrant shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares provided for above), the Holder of this Warrant shall, on its exercise, be entitled to purchase for the same aggregate consideration, in lieu of the Common Stock that the Holder would have become entitled to purchase but for such change, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to purchase by the Holder on exercise of this Warrant immediately before that change.

     4.3 Reorganizations, Mergers, Consolidations, Or Sale Of Assets. If at any time there shall be a capital reorganization of the Company's Common Stock (other than a subdivision, stock split, combination, reclassification, exchange, or substitution of shares provided for elsewhere above), merger or consolidation of the Company with or into another corporation, or the sale of substantially all of the Company's properties and assets as, or substantially as, an entirety to any other person, then, as a part of such reorganization, merger, consolidation, or sale, lawful provision shall be made so that the Holder of this Warrant shall thereafter be entitled to receive upon exercise of this Warrant, during the period specified in this Warrant and upon payment of the Share Purchase Price then in effect, the number of shares of Common Stock or other securities or property of the Company, or of the successor corporation resulting from such merger or consolidation, to which a holder of the Common Stock deliverable upon exercise of this Warrant would have been entitled in such capital reorganization, merger, consolidation, or sale if this Warrant had been exercised immediately before that capital reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder of this Warrant after the reorganization, merger, consolidation, or sale to the end that the provisions of this Warrant (including adjustment of the Share Purchase Price then in effect and number of Shares purchasable upon exercise of this Warrant) shall be applicable after that event, as near as reasonably may be, in relation to any Shares or Share Purchase Warrants or other property deliverable after that event upon exercise of this Warrant. The Company shall, within thirty (30) days after making such adjustment, give written notice (by first class mail, postage prepaid) to the registered Holder of this Warrant at the address of that Holder shown on the Company's books. That notice shall set forth, in reasonable detail, the event requiring the adjustment and the method by which the adjustment was calculated and specify the Share Purchase Price then in effect after the adjustment and the increased or decreased number of Shares purchasable upon exercise of this Warrant. When appropriate, that notice may be given in advance and include as part of the notice required under other provisions of this Warrant.

     4.4 Common Stock Dividends; Distributions. In the event the Company should at any time prior to the expiration of this Warrant fix a record date for the determination of the holders of Common Stock entitled to receive a dividend or other distribution (excluding a cash dividend or distribution) payable in additional shares of Common Stock or other securities or rights convertible into or entitling the Holder thereof to receive, directly or indirectly, additional shares of Common Stock (hereinafter referred to as the "Common Stock Equivalents") without payment of any consideration by such Holder for the additional shares of Common Stock or Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such distribution, split, or subdivision if no record date is fixed), the Share Purchase Price shall be appropriately decreased and the number of shares of Common Stock issuable upon exercise of the Warrant shall be appropriately increased in proportion to such increase of outstanding shares.

     4.5 Adjustments Of Other Distributions. In the event the Company shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends), or options or rights not referred to in Subsection 4.4, then, in each such case for the purpose of this Subsection 4.5, upon exercise of this Warrant, the Holder hereof shall be entitled to a proportionate share of any such distribution as though such Holder was the holder of the number of Shares of Common Stock of the Company into which this Warrant may be exercised as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such distribution.

     4.6 Certificate as to Adjustments. In the case of each adjustment or readjustment of the Share Purchase Price pursuant to this Section 4, the Company will promptly compute such adjustment or readjustment in accordance with the terms hereof and record such change on the books of the Company. The Warrant Certificate need not be changed because of any change in the Share Purchase Price or the number of Shares issuable upon the exercise of Warrants pursuant to this Section 4, and the Warrant Certificate issued before such change will represent the Share Purchase Price or the number of Shares issuable upon the exercise of Warrants as adjusted. The Company may, at any time, make any change in the form of Warrant Certificate that it deems appropriate and does not affect the substance thereof. Upon written request by the Holder, the Company shall cause a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, to be delivered to the Holder of this Warrant. The Company will, upon the written request at any time of the Holder of this Warrant, furnish or cause to be furnished to such Holder a certificate setting forth:

          (a) Such adjustments and readjustments;

          (b) The Share Purchase Price at the time in effect; and

          (c) The number of shares of Common Stock issuable upon exercise of the Warrant and the amount, if any, of other property at the time receivable upon the exercise of the Warrant.

     4.7 Reservation of Stock Issuable Upon Exercise. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the exercise of this Warrant such number of its shares of Common Stock as shall from time to time be sufficient to effect the exercise of this Warrant, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the exercise of this Warrant, in addition to such other remedies as shall be available to the Holder of this Warrant, the Company will use its best efforts to take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

5. RIGHTS PRIOR TO EXERCISE OF WARRANT.

     This Warrant does not entitle the Holder to any of the rights of a shareholder of the Company, including, without limitation, the right to receive dividends or other distributions, to exercise any preemptive rights, to vote, or to consent or to receive notice as a shareholder of the Company. If, however, at any time prior to the expiration of this Warrant and prior to its exercise, any of the following events shall occur:

          (a) the Company shall declare any dividend payable in any securities upon its shares of Common Stock or make any distribution (other than a regular cash dividend) to the holders of its shares of Common Stock; or

          (b) the Company shall offer to the holders of its shares of Common Stock any additional shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock or any right to subscribe for or purchase any thereof; or

          (c) a dissolution, liquidation, or winding up of the Company (other than in connection with a consolidation, merger, sale, transfer, or lease of all or substantially all of its property, assets, and business as an entirety) shall be proposed and action by the Company with respect thereto has been approved by the Company's Board of Directors, then in any one or more of said events the Company shall give notice in writing of such event to the Holder at its last address as it shall appear on the Company's records at least twenty (20) days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the shareholders entitled to such dividends, distribution, or subscription rights, or for the determination of shareholders entitled to vote on such proposed dissolution, liquidation, or winding up. Such notice shall specify such record date or the date of closing the transfer books, as the case may be. Failure to publish, mail, or receive such notice or any defect therein or in the publication or mailing thereof shall not affect the validity of any action taken in connection with such dividend, distribution, or subscription rights, or such proposed dissolution, liquidation, or winding up. Each person or entity in whose name any certificate for shares of Common Stock is to be issued shall for all purposes be deemed to have become the holder of record of such shares on the date on which this instrument was surrendered and payment of the Share Purchase Price was made, irrespective of the date of delivery of such stock certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares of Common Stock at the close of business on the next succeeding date on which the stock transfer books are open.

6. RESTRICTED SECURITIES.

     In order to enable the Company to comply with the Securities Act and applicable state laws, the Company may require the Holder as a condition of the transfer or exercise of this Warrant to give written assurances satisfactory to the Company that the Warrant is being acquired, or in the case of an exercise hereof, that the Shares subject to this Warrant are being acquired, for its own account, for investment only, with no view to the distribution of the same, and that any disposition of all or any portion of this Warrant or the Shares issuable upon the due exercise of this Warrant shall not be made, unless and until:

          (a) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

          (b) The Holder has notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (ii) the Holder has furnished the Company with an opinion of counsel or other evidence, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act and applicable state law.

     The Holder acknowledges that this Warrant is, and each of the shares of Common Stock issuable upon the due exercise hereof will be, restricted securities and that it understands the provisions of Rule 144 of the Securities and Exchange Commission, and that the certificate or certificates evidencing such shares of Common Stock will bear a legend substantially similar to the following:

    "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED TO SALE, TRANSFERRED, PLEDGED,
    HYPOTHECATED OR OTHERWISE ASSIGNED EXCEPT PURSUANT TO (i) A REGISTRATION STATEMENT RELATING TO THE SECURITIES WHICH IS EFFECTIVE UNDER THE SECURITIES ACT, (ii) RULE 144 PROMULGATED UNDER THE
    SECURITIES ACT OR (iii) AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS IS AVAILABLE."

7. SUCCESSORS AND ASSIGNS.

     The terms and provisions of this Warrant shall inure to the benefit of, and be binding upon, the Company and the Holder thereof and their respective successors and permitted assigns.

8. LOSS OR MUTILATION.

     Upon receipt by the Company of satisfactory evidence of the ownership of and the loss, theft, destruction, or mutilation of any Warrant, and (i) in the case of loss, theft, or destruction, upon receipt by the Company of indemnity satisfactory to it, or (ii) in the case of mutilation, upon receipt of such Warrant and upon surrender and cancellation of such Warrant, the Company shall execute and deliver in lieu thereof a new Warrant representing the right to purchase an equal number of shares of Common Stock.

9. NOTICES.

     All notices or other communications required or permitted hereunder shall be in writing (except as otherwise provided herein) and shall be deemed duly given when received by delivery in person, by facsimile, telex or telegram or by an overnight courier service or three (3) days after deposit in the U.S. Mail, certified with postage prepaid, addressed as follows:

     If to the Company:      Digital Power Corporation
                             41920 Christy Street
                             Fremont, California 94538
                             Attn: Robert O. Smith

     with copies to:         Bartel Eng & Schroder
                             300 Capitol Mall, Suite 1100
                             Sacramento, California 95814
                             Attn: Daniel B. Eng, Esq.

     If to Purchaser:        Telkoor Telecom
                             5 Giborei
                             Netanya 42504
                             Israel
                             Attn: David Amitai

     with copies to:         Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
                             One Azrieli Center
                             Circular Tower
                             Tel Aviv 67021
                             Israel
                             Attn: Gene Kleinhendler, Esq.

10. GOVERNING LAW.

     This Warrant and any dispute,  disagreement,  or issue of  construction  or interpretation arising hereunder whether relating to its execution, its validity, the obligations provided herein, or performance, shall be governed or interpreted according to the internal laws of the State of California without regard to conflicts of law.

11. ARBITRATION.

     Disputes arising under this Warrant shall be settled by one arbitrator pursuant to the rules of the American Arbitration Association (the "AAA") for Commercial Arbitration (the "Rules"). Such arbitration shall be held in Alameda County, California, or at such other location as mutually agreed to by the parties to the dispute. Subject to any applicable limitations contained in this Warrant, arbitration may be commenced at any time by any party giving notice to the other party that a dispute has been referred to arbitration under this
Section 11. The arbitrator shall be selected by the joint agreement of the parties hereto, but if they do not so agree within twenty (20) days after the date of the notice referred to above, the selection shall be made pursuant to the Rules from the panel of arbitrators maintained by the AAA. Any award of the arbitrator shall be accompanied by a written opinion giving the reasons for the award. The expense of the arbitration shall be borne by the parties in the manner determined in writing by the arbitrator. This arbitration provision shall be specifically enforceable by the parties. The determination of the arbitrator pursuant to this Section 11 shall be final and binding on the parties and may be entered for enforcement before any court of competent jurisdiction.

     IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed by its officers thereunto duly authorized and its corporate seal to be affixed hereon, as of this _____ day of _______________, 2001.


                                             DIGITAL POWER CORPORATION


                                             By: ______________________________
                                                 Robert O. Smith,
                                                 Chief Executive Officer



[SEAL]



Attest:



-------------------------
Philip G. Swany, Secretary

                                  SUBSCRIPTION



Chief Executive Officer
Digital Power Corporation
41920 Christy Street
Fremont, CA 94538

Dear Sir:

     ______ hereby elects to purchase, pursuant to the provisions of the foregoing Warrant held by the undersigned, ____________________ (_______) shares of the Common Stock of Digital Power Corporation.

     Payment of the total Share Purchase Price required under such Warrant accompanies this Subscription.

                                         DATED:  _____________________, 2001



                                        ------------------------------------
                                        Name of Holder


                                        ------------------------------------
                                        Signature

                                        Address:

                                        -------------------------------------
                                        -------------------------------------
                                        -------------------------------------

                               TRANSFER OF WARRANT


Chief Executive Officer
Digital Power Corporation
41920 Christy Street
Fremont, CA 94538


Dear Sir:

         For value received,        hereby assigns this Warrant to
                             -------                              -------------,
whose address is
                 ----------------------------------------.

                                            DATED:      , 2001.
                                                  ------


                                            ------------------------------------
                                            Name of Holder


                                           -------------------------------------
                                           Signature


                                           Address:

                                           -------------------------------------
                                           -------------------------------------
                                           -------------------------------------





      C


                                    EXHIBIT C

                           FORM OF 1,000,000 WARRANTS

                           DIGITAL POWER CORPORATION,
                            a California corporation

                               WARRANT TO PURCHASE
                             SHARES OF COMMON STOCK


                             Warrant Number [01-02]

         "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED TO SALE, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE ASSIGNED EXCEPT PURSUANT TO (i) A REGISTRATION STATEMENT RELATING TO THE SECURITIES WHICH IS EFFECTIVE UNDER THE SECURITIES ACT, (ii) RULE 144 PROMULGATED UNDER THE SECURITIES ACT OR (iii) AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS IS AVAILABLE."

     THIS CERTIFIES THAT, for value received, Telkoor Telecom Ltd. and its affiliates, or its registered assigns (the "Holder"), is entitled to purchase at any time or from time to time during the Exercise Period (as defined in Subsection 1.2 below): (i) up to a maximum of One Million (1,000,000) shares of fully paid and non-assessable shares of common stock of Digital Power Corporation, a California corporation (the "Company"), no par value (the "Shares" and/or the "Common Stock", as applicable). The Shares shall be purchased at the per Share Purchase Price set forth in Subsection 1.1 below, subject to the further provisions of this Warrant. The term "Warrant" as used herein shall mean this warrant instrument and the various rights into which the rights granted under this warrant instrument may be subsequently divided.

1.       EXERCISE OF WARRANT.

     The terms and conditions under which this Warrant may be exercised and the Common Stock subject hereto may be purchased are as follows:

     1.1 Share and Warrant Purchase Prices. The Share Purchase Price shall be equal to One Dollar and Fifty Cents ($1.50) per Share, subject to adjustment as provided in Section 4, below, and this Section 1 (the "Share Purchase Price"). References to dollars in this Warrant means United States dollars.

     1.2 Method of Exercise. The Holder of this Warrant, from time to time until 5:00 p.m. (PST) on December 31, 2003 (the "Exercise Period"), may exercise in whole or in part the purchase rights evidenced by this Warrant. Such exercise shall be effected by:

          (a) the surrender of the Warrant, together with a duly executed copy of the form of Subscription attached hereto, to the Secretary of the Company at its principal offices;

          (b) the payment to the Company in U.S. funds, by check or bank draft payable to the Company, of an amount equal to the aggregate Share Purchase Price for the number of Shares which the purchase rights hereunder are being exercised; and

          (c) the delivery to the Company, if necessary, to assure compliance with federal and state securities laws, of an instrument executed by the Holder certifying that the Shares are being acquired for the sole account of the Holder and not with a view to any resale or distribution prior to the filing of a registration statement.

     1.3 Satisfaction with Requirements of Securities Act of 1933. Notwithstanding the provisions of Subsection 1.2(c) and Section 7, each and every exercise of this Warrant is contingent upon the Company's satisfaction that the issuance of Common Stock upon the exercise is exempt from the requirements of the Securities Act and all applicable state securities laws at the relevant time(s). The Holder of this Warrant agrees to execute any and all documents each deemed necessary by the Company to effect the exercise of this Warrant.

     1.4 Issuance of Shares and New Warrant. In the event the purchase rights evidenced by this Warrant are exercised in whole or in part, one or more certificates for the purchased Shares shall be issued as soon as practicable thereafter to the person exercising such rights. Such Holder shall also be issued at such time a new Warrant representing the number of Shares (if any) for which the purchase rights under this Warrant remain unexercised and continue in force and effect.

2.       TRANSFERS.

     2.1 Transfers. Subject to Section 7 hereof, this Warrant and all rights hereunder are transferable in whole or in part by the Holder with the same effect as with a negotiable instrument. To transfer rights, the transfer form below must be completed. The transfer shall be recorded on the books of the Company upon the surrender of this Warrant, properly endorsed, to the Secretary of the Company at its principal offices and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. In the event of a partial transfer, the Company shall issue to the several holders one or more appropriate new forms of Warrant.

     2.2 Registered Holder. The Holder agrees that until such time as any transfer pursuant to Subsection 2.1 is recorded on the books of the Company, the Company may treat the registered Holder of this Warrant as the absolute owner; provided that nothing herein affects any requirement that the transfer of any share of Common Stock issued or issuable upon the exercise hereof be subject to securities law compliance.

     2.3 Form of New Warrant. All new forms of Warrant issued in connection with transfers of this Warrant shall bear the same date as this Warrant and shall be substantially identical in form and provision to this Warrant except for the number of Shares purchasable thereunder.

3. FRACTIONAL SHARES.

     3.1 Anything contained herein to the contrary notwithstanding, the Company shall not be required to issue any fraction of a share of Common Stock in connection with the exercise of Warrants. Warrants may not be exercised in such number as would result (except for the provisions of this paragraph) in the issuance of a fraction of a share of Common Stock unless the Holder is exercising all Warrants then owned by the Holder. In such event, the Company shall, upon the exercise of all of such Warrants, issue to the Holder the largest aggregate whole number of shares of Common Stock called for thereby upon receipt of the Share Purchase Price for all of such Warrants and pay a sum in cash equal to the remaining fraction of a share of Common Stock, multiplied by its Market Price Per Share (as determined pursuant to Section 3.2 below) as of the last business day preceding the date on which the Warrants are presented for exercise.

     3.2 As used herein, the "Market Price Per Share" with respect to any date shall mean the closing price per share of the Company's Common Stock for the trading day immediately preceding such date. The closing price for each such day shall be the last sale price, or in case no sale takes place on such day, the average of the closing bid and asked prices of the Common Stock, on the American Stock Exchange ("AMEX") or any comparable system, or if the Common Stock is not listed on AMEX, or a comparable system, the average of the closing bid and asked prices as furnished by two members of the National Association of Securities Dealers, Inc. selected from time to time by the Company for that purpose. If such bid and asked prices are not available, then "Market Price Per Share" shall be equal to the fair market value of the Company's Common Stock as determined in good faith by the Board of Directors of the Company.

4. ANTI-DILUTION PROVISIONS.

     4.1 Stock Splits and Combinations. If the Company shall at any time subdivide or combine its outstanding shares of Common Stock, this Warrant shall, after that subdivision or combination, evidence the right to purchase the number of shares of Common Stock that would have been issuable as a result of that change with respect to the shares of Common Stock that were purchasable under this Warrant immediately before that subdivision or combination. If the Company shall at any time subdivide the outstanding shares of Common Stock, the Share Purchase Price then in effect immediately before that subdivision shall be proportionately decreased, and, if the Company shall at any time combine the outstanding shares of Common Stock, the Share Purchase Price then in effect immediately before that combination shall be proportionately increased. Any adjustment under this Section 4.1 shall become effective at the close of business on the date the subdivision or combination becomes effective.

     4.2 Reclassification, Exchange, and Substitution. If the Common Stock issuable upon exercise of this Warrant shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares provided for above), the Holder of this Warrant shall, on its exercise, be entitled to purchase for the same aggregate consideration, in lieu of the Common Stock that the Holder would have become entitled to purchase but for such change, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to purchase by the Holder on exercise of this Warrant immediately before that change.

     4.3 Reorganizations, Mergers, Consolidations, Or Sale Of Assets. If at any time there shall be a capital reorganization of the Company's Common Stock (other than a subdivision, stock split, combination, reclassification, exchange, or substitution of shares provided for elsewhere above), merger or consolidation of the Company with or into another corporation, or the sale of substantially all of the Company's properties and assets as, or substantially as, an entirety to any other person, then, as a part of such reorganization, merger, consolidation, or sale, lawful provision shall be made so that the Holder of this Warrant shall thereafter be entitled to receive upon exercise of this Warrant, during the period specified in this Warrant and upon payment of the Share Purchase Price then in effect, the number of shares of Common Stock or other securities or property of the Company, or of the successor corporation resulting from such merger or consolidation, to which a holder of the Common Stock deliverable upon exercise of this Warrant would have been entitled in such capital reorganization, merger, consolidation, or sale if this Warrant had been exercised immediately before that capital reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder of this Warrant after the reorganization, merger, consolidation, or sale to the end that the provisions of this Warrant (including adjustment of the Share Purchase Price then in effect and number of Shares purchasable upon exercise of this Warrant) shall be applicable after that event, as near as reasonably may be, in relation to any Shares or Share Purchase Warrants or other property deliverable after that event upon exercise of this Warrant. The Company shall, within thirty (30) days after making such adjustment, give written notice (by first class mail, postage prepaid) to the registered Holder of this Warrant at the address of that Holder shown on the Company's books. That notice shall set forth, in reasonable detail, the event requiring the adjustment and the method by which the adjustment was calculated and specify the Share Purchase Price then in effect after the adjustment and the increased or decreased number of Shares purchasable upon exercise of this Warrant. When appropriate, that notice may be given in advance and include as part of the notice required under other provisions of this Warrant.

     4.4 Common Stock Dividends; Distributions. In the event the Company should at any time prior to the expiration of this Warrant fix a record date for the determination of the holders of Common Stock entitled to receive a dividend or other distribution (excluding a cash dividend or distribution) payable in additional shares of Common Stock or other securities or rights convertible into or entitling the Holder thereof to receive, directly or indirectly, additional shares of Common Stock (hereinafter referred to as the "Common Stock Equivalents") without payment of any consideration by such Holder for the additional shares of Common Stock or Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such distribution, split, or subdivision if no record date is fixed), the Share Purchase Price shall be appropriately decreased and the number of shares of Common Stock issuable upon exercise of the Warrant shall be appropriately increased in proportion to such increase of outstanding shares.

         4.5 Adjustments Of Other Distributions. In the event the Company shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends), or options or rights not referred to in Subsection 4.4, then, in each such case for the purpose of this Subsection 4.5, upon exercise of this Warrant, the Holder hereof shall be entitled to a proportionate share of any such distribution as though such Holder was the holder of the number of Shares of Common Stock of the Company into which this Warrant may be exercised as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such distribution.

         4.6 Certificate as to Adjustments. In the case of each adjustment or readjustment of the Share Purchase Price pursuant to this Section 4, the Company will promptly compute such adjustment or readjustment in accordance with the terms hereof and record such change on the books of the Company. The Warrant Certificate need not be changed because of any change in the Share Purchase Price or the number of Shares issuable upon the exercise of Warrants pursuant to this Section 4, and the Warrant Certificate issued before such change will represent the Share Purchase Price or the number of Shares issuable upon the exercise of Warrants as adjusted. The Company may, at any time, make any change in the form of Warrant Certificate that it deems appropriate and does not affect the substance thereof. Upon written request by the Holder, the Company shall cause a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, to be delivered to the Holder of this Warrant. The Company will, upon the written request at any time of the Holder of this Warrant, furnish or cause to be furnished to such Holder a certificate setting forth:

          (a) Such adjustments and readjustments;

          (b) The Share Purchase Price at the time in effect; and

          (c) The number of shares of Common Stock issuable upon exercise of the Warrant and the amount, if any, of other property at the time receivable upon the exercise of the Warrant.

     4.7 Reservation of Stock Issuable Upon Exercise. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the exercise of this Warrant such number of its shares of Common Stock as shall from time to time be sufficient to effect the exercise of this Warrant, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the exercise of this Warrant, in addition to such other remedies as shall be available to the Holder of this Warrant, the Company will use its best efforts to take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

5. RIGHTS PRIOR TO EXERCISE OF WARRANT.

     This Warrant does not entitle the Holder to any of the rights of a shareholder of the Company, including, without limitation, the right to receive dividends or other distributions, to exercise any preemptive rights, to vote, or to consent or to receive notice as a shareholder of the Company. If, however, at any time prior to the expiration of this Warrant and prior to its exercise, any of the following events shall occur:

          (a) the Company shall declare any dividend payable in any securities upon its shares of Common Stock or make any distribution (other than a regular cash dividend) to the holders of its shares of Common Stock; or

          (b) the Company shall offer to the holders of its shares of Common Stock any additional shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock or any right to subscribe for or purchase any thereof; or

          (c) a dissolution, liquidation, or winding up of the Company (other than in connection with a consolidation, merger, sale, transfer, or lease of all or substantially all of its property, assets, and business as an entirety) shall be proposed and action by the Company with respect thereto has been approved by the Company's Board of Directors, then in any one or more of said events the Company shall give notice in writing of such event to the Holder at its last address as it shall appear on the Company's records at least twenty (20) days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the shareholders entitled to such dividends, distribution, or subscription rights, or for the determination of shareholders entitled to vote on such proposed dissolution, liquidation, or winding up. Such notice shall specify such record date or the date of closing the transfer books, as the case may be. Failure to publish, mail, or receive such notice or any defect therein or in the publication or mailing thereof shall not affect the validity of any action taken in connection with such dividend, distribution, or subscription rights, or such proposed dissolution, liquidation, or winding up. Each person or entity in whose name any certificate for shares of Common Stock is to be issued shall for all purposes be deemed to have become the holder of record of such shares on the date on which this instrument was surrendered and payment of the Share Purchase Price was made, irrespective of the date of delivery of such stock certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares of Common Stock at the close of business on the next succeeding date on which the stock transfer books are open.

6. RESTRICTED SECURITIES.

     In order to enable the Company to comply with the Securities Act and applicable state laws, the Company may require the Holder as a condition of the transfer or exercise of this Warrant to give written assurances satisfactory to the Company that the Warrant is being acquired, or in the case of an exercise hereof, that the Shares subject to this Warrant are being acquired, for its own account, for investment only, with no view to the distribution of the same, and that any disposition of all or any portion of this Warrant or the Shares issuable upon the due exercise of this Warrant shall not be made, unless and until:

          (a) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

          (b) The Holder has notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (ii) the Holder has furnished the Company with an opinion of counsel or other evidence, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act and applicable state law.

     The Holder acknowledges that this Warrant is, and each of the shares of Common Stock issuable upon the due exercise hereof will be, restricted securities and that it understands the provisions of Rule 144 of the Securities and Exchange Commission, and that the certificate or certificates evidencing such shares of Common Stock will bear a legend substantially similar to the following:

     "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED TO SALE, TRANSFERRED, PLEDGED,
     HYPOTHECATED OR OTHERWISE ASSIGNED EXCEPT PURSUANT TO (i) A REGISTRATION STATEMENT RELATING TO THE SECURITIES WHICH IS EFFECTIVE UNDER THE SECURITIES ACT, (ii) RULE 144 PROMULGATED UNDER THE
     SECURITIES ACT OR (iii) AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS IS AVAILABLE."

7. SUCCESSORS AND ASSIGNS.

     The terms and provisions of this Warrant shall inure to the benefit of, and be binding upon, the Company and the Holder thereof and their respective successors and permitted assigns.

8. LOSS OR MUTILATION.

     Upon receipt by the Company of satisfactory evidence of the ownership of and the loss, theft, destruction, or mutilation of any Warrant, and (i) in the case of loss, theft, or destruction, upon receipt by the Company of indemnity satisfactory to it, or (ii) in the case of mutilation, upon receipt of such Warrant and upon surrender and cancellation of such Warrant, the Company shall execute and deliver in lieu thereof a new Warrant representing the right to purchase an equal number of shares of Common Stock.

9. NOTICES.

     All notices or other communications required or permitted hereunder shall be in writing (except as otherwise provided herein) and shall be deemed duly given when received by delivery in person, by facsimile, telex or telegram or by an overnight courier service or three (3) days after deposit in the U.S. Mail, certified with postage prepaid, addressed as follows:

     If to the Company:      Digital Power Corporation
                             41920 Christy Street
                             Fremont, California 94538
                             Attn: Robert O. Smith

     with copies to:         Bartel Eng & Schroder
                             300 Capitol Mall, Suite 1100
                             Sacramento, California 95814
                             Attn: Daniel B. Eng, Esq.

     If to Purchaser:        Telkoor Telecom
                             5 Giborei
                             Netanya 42504
                             Israel
                             Attn: David Amitai

     with copies to:         Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
                             One Azrieli Center
                             Circular Tower
                             Tel Aviv 67021
                             Israel
                             Attn: Gene Kleinhendler, Esq.

10. GOVERNING LAW.

     This Warrant and any dispute,  disagreement,  or issue of  construction  or interpretation arising hereunder whether relating to its execution, its validity, the obligations provided herein, or performance, shall be governed or interpreted according to the internal laws of the State of California without regard to conflicts of law.

11. ARBITRATION.

     Disputes arising under this Warrant shall be settled by one arbitrator pursuant to the rules of the American Arbitration Association (the "AAA") for Commercial Arbitration (the "Rules"). Such arbitration shall be held in Alameda County, California, or at such other location as mutually agreed to by the parties to the dispute. Subject to any applicable limitations contained in this Warrant, arbitration may be commenced at any time by any party giving notice to the other party that a dispute has been referred to arbitration under this
Section 11. The arbitrator shall be selected by the joint agreement of the parties hereto, but if they do not so agree within twenty (20) days after the date of the notice referred to above, the selection shall be made pursuant to the Rules from the panel of arbitrators maintained by the AAA. Any award of the arbitrator shall be accompanied by a written opinion giving the reasons for the award. The expense of the arbitration shall be borne by the parties in the manner determined in writing by the arbitrator. This arbitration provision shall be specifically enforceable by the parties. The determination of the arbitrator pursuant to this Section 11 shall be final and binding on the parties and may be entered for enforcement before any court of competent jurisdiction.

     IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed by its officers thereunto duly authorized and its corporate seal to be affixed hereon, as of this _____ day of _______________, 2001.


                                                     DIGITAL POWER CORPORATION


                                                 By: ___________________________
                                                     Robert O. Smith,
                                                     Chief Executive Officer



[SEAL]



Attest:


-------------------------
Philip G. Swany, Secretary

                                  SUBSCRIPTION



Chief Executive Officer
Digital Power Corporation
41920 Christy Street
Fremont, CA 94538

Dear Sir:

     ______ hereby elects to purchase, pursuant to the provisions of the foregoing Warrant held by the undersigned, ____________________ (_______) shares of the Common Stock of Digital Power Corporation.

     Payment of the total Share Purchase Price required under such Warrant accompanies this Subscription.

                                         DATED:  _____________________, 2001



                                        ------------------------------------
                                        Name of Holder


                                        ------------------------------------
                                        Signature

                                        Address:

                                        -------------------------------------
                                        -------------------------------------
                                        -------------------------------------

                               TRANSFER OF WARRANT


Chief Executive Officer
Digital Power Corporation
41920 Christy Street
Fremont, CA 94538


Dear Sir:

         For value received,        hereby assigns this Warrant to
                             -------                              -------------,
whose address is
                 ----------------------------------------.

                                            DATED:      , 2001.
                                                  ------


                                           -------------------------------------
                                           Name of Holder


                                           -------------------------------------
                                           Signature


                                           Address:

                                           -------------------------------------
                                           -------------------------------------
                                           -------------------------------------